VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

02028051

02 MAR 27 AM 8:01

18 March 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE
VRL000338

DATE : 12 March 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 28

BRIEF SUMMARY OF CONTENTS:

02 MAR 27 AM 8:01

Half Yearly Report

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 March 2002

REBOUND IN EXHIBITION CONTRIBUTES TO SOLID RESULT

A strong turnaround in Exhibition has led Village Roadshow to report a Net Profit after Tax of $45.3 million up 100% from $22.6 million in the previous corresponding period. The result for the previous corresponding period was significantly impacted by discontinuing losses of $46.4 million, whereas in the current period, there is a discontinuing profit of $0.2 million.

Profit from Continuing Operations before Tax and Minority Interest increased marginally to $76.8 million compared to $75.6 million in the previous half year's result. Net Profit after Tax from Continuing Operations for the six-month period decreased from $69.0 million to $45.2 million, principally due to Austereo Group Limited being owned 57.5% for the six month period to 31 December 2001 compared to 100% for the previous corresponding period, and a lower contribution from the Production division. The change in ownership of Austereo has resulted in a higher tax expense for the current period and the inclusion of $14.4 million of Outside Equity Interests.

Managing Director Graham Burke said, "I am delighted to see the turnaround that Exhibition has made and attribute that both to our restructuring efforts as well as to stronger product. In our Theme Parks, we were initially concerned by the fallout from the events of September 11 and the Ansett collapse. But once again we demonstrated the power of our brands and the Theme Park group is trading ahead of budget and last year. The results from all divisions, together with the Box Office strength of *Ocean's 11* which impacted Production, Exhibition and Distribution, demonstrated that the quality of our assets and investments remain sound."

"A doubling of net profit for the half year shows that our efforts to rationalise the Exhibition territories we operate in, together with a renewed steely focus on marketing initiatives, has rapidly produced results on the bottom line." Mr Burke added.

Improved profit performance was reported by Exhibition, Theme Parks and Radio for the half offset by lower returns from Production and Distribution. Total earnings per share for the company was 9.49 cents compared to 4.81 cents in the previous corresponding period.

Cinema exhibition rebounded strongly over the year. The restructure of the division together with excellent product, including *Harry Potter & The Philosopher's Stone* and *Monsters Inc*, facilitated a return to profitability following a disappointing result for the period ending 31 December 2000. Attendances strengthened and were up 10% across all territories for sites opened for the full period and 19% across all sites. The strength of product has continued into January with outstanding results from titles such as *Lord of the Rings: Fellowship of the Ring, Ocean's 11* and *Monsters Inc.*

The initial slate of restructuring initiatives is coming to an end with the new management team operating efficiently and focussing on ensuring optimal returns from each of the 13 territories Village Roadshow continue to operate in. The focus of the division will continue to be targeted at improving attendances across the circuit by implementing new marketing initiatives and driving the concessions business.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Austereo Group Limited had another strong period. Austereo's results for the 6 months to 31 December 2001 exceeded forecasts included in the prospectus. The result was achieved despite difficult conditions for all media, along with new competition.

Austereo achieved an under 40 audience reach in its markets of over 50% as at the last survey in the reporting period. (ACNielsen Survey 8, December 2001). The 18 - 39 age group share was 49.7%. Austereo's broader audience reach is underlined by its 38.5% share of the 25-54 group.

The Production division recorded lower earnings for the period due to a reduced number of films produced in the period. During the six months to 31 December 2001 the division produced 5 films compared to 7 films in the previous corresponding period. A total of 23 titles have now been co-produced and released making Village Roadshow Pictures one of the leading international production houses in the industry. Films released since June 2001 include: *Hearts in Atlantis, Don't Say a Word, Training Day, Ocean's 11* and *The Majestic. Ocean's 11* has been an outstanding success in the US and internationally with a Box Office to date of US$410 million making it the 2nd biggest grossing Warner Bros. film in history.

It is expected that around 7 – 9 movies will be released over the 2002 calendar year including: *Queen of the Damned, Eight Legged Freaks, Showtime* and *The Adventures of Pluto Nash.*

Village Roadshow has now decided to make a significant commitment to the future of the Film Production Division. It has the highest tangible growth potential of all divisions.

The Production business is increasingly one of "franchises" which are the movie equivalent of a hit series in television. The Company is strongly positioned with *The Matrix* and *Cats & Dogs* franchises given the extraordinary global success of the *Harry Potter* and *Lord of the Rings* franchises. These titles underpin our confidence especially as to the prospects for *Matrix Reloaded* and *Matrix ...The Revolutions,* currently in production and scheduled for release in May & November respectively next year.

Village Roadshow Films (BVI), an affiliate of VRL, which provides the funding to the group's production activities, is also dependant upon, and currently operates in an increasingly conservative US banking environment. The VRL Board, having regard to these changing circumstances and the very immediate future potential of the next 18 months, believe it is required and prudent to make an interest bearing US$50m loan to its affiliate thereby reinforcing the division's financial strength. Whilst this is a change from the previous financial approach to production, it is in accord with the historically conservative financial philosophy of Village Roadshow. The Board believes that the result of this support is to ensure the longer-term continuity of the profitable VRP franchise of pictures.

The impact on international attendance levels at Warner Bros. Movie World was countered with a matching increase in domestic visitation leaving overall attendances up 2.5% for the half. Sea World's attendances were up strongly by 12.0% overall for the half, boosted by increased domestic visitation. Wet 'n' Wild continues to perform well with attendances for the period up 8.8%.

On 22 December 2001, Village Roadshow and Warner Bros. made an offer to unit holders in Sea World Property Trust for the units they did not already own. The 90 cent per unit offer was successful and on 11 February 2002, Village Roadshow and Warner Bros. announced that they had proceeded to compulsorily acquire the remaining units.

Chairman John Kirby noted, "Our clear objective to focus on core assets is beginning to show results, however there remains considerable work to be done. We are committed to ensure that the strength of our Exhibition business translates into improved long-term shareholder returns and to demonstrate that the results for 2001 were an aberration. All Village Roadshow divisions performed admirably in what has been a difficult time in the media and entertainment industries."

For further information please contact:

Media	**Analysts**
John Kirby	Julie Raffe
Chairman	Chief Financial Officer
Phone (03) 9667 6562	Phone (03) 9667 6511

Table of Contents

Review of Operations

Village Roadshow recorded an exceptional 100% increase in net profit after tax. Exhibition provided a strong turnaround and all other divisions performed well in a difficult environment.

Sales and other revenue increased across the group by 16% driven by increased attendances from the exhibition business and $10.4 million of sales proceeds from assets.

Share of associates net profit amounted to $10.5 million, a small reduction from the prior year's associates net profit of $12.3 million. This reduction in contribution was a reflection of restructuring costs in the UK exhibition operations.

Village Roadshow continues to report the results of discontinued territories separately in accordance with Accounting Standard AASB 1042 Discontinuing Operations. Under this standard, the group's Malaysian and Austrian operations have been deemed 'discontinuing'. Accordingly, the returns from these operations have been separately reported. Prior periods have also been adjusted to allow consistency of comparatives. Details of results from discontinuing operations are contained in the body of the Stock Exchange Release.

Cinema Exhibition

The restructure of the Exhibition division together with stronger product facilitated a return to profitability for the division following a disappointing result in the corresponding period ending 31 December 2000.

The before tax profit result for the division, prior to significant items and discontinued operations, was an $8.6 million profit compared to a loss of $5.5 million for the six months to 31 December 2000. It is important to note that, with the continuing profitability of the international operations recorded as associated entities, the exhibition division reported pre-tax result includes a significant taxation expense relating to those territories.

Attendances strengthened and were up 10% across all territories for sites opened for the full period and 19% across all sites. The increased attendances have extended into the second half with *Lord of the Rings:Fellowship of the Ring, Ocean's 11* and *Monsters Inc.* all doing outstanding business. A strong line up is expected later in the year with *Star Wars 2, Men in Black 2, Spiderman* and *Scooby Doo* opening in May and June.

Underlying exhibition EBITDA was 19.4% higher over the period reflecting the stronger attendances and continuing firm control of costs.

Over the period, a number of major movies have helped bring cinema back "in fashion" including: *Shrek, Bridget Jones's Diary, Cats & Dogs, Moulin Rouge, Lantana,* and of course *Harry Potter & the Philosopher's Stone.* These movies attracted a wide cross section of moviegoers.

Restructuring initiatives are coming to an end with the new management structure operating efficiently and focussing on ensuring optimal returns from each territory. The focus of the division will be targeted to:

- increasing attendances across the circuit by implementing new marketing initiatives;
- driving the concessions business and implementing new strategies; and
- identifying major efficiency gains in key territories.

Negotiations on the exit of other non-core territories are continuing with the aim of reducing the number in which the group operates to a more focused 8 to 10, down from the current 13 excluding Malaysia and Austria already flagged as territories being exited. Regional and site-specific initiatives continue to be pursued across the circuit including rent and development site renegotiations, local area marketing and implementing new rostering disciplines.

The benefits of the ongoing savings from restructuring already initiated have begun to be realised, however the associated restructuring costs will delay the full benefits from the program until the 2002/03 financial year.

List of Sites & Screens – Exhibition Division [1]

	As at June 2001		Opened/(Closed) July – December 2001		As at Dec 2001		To be Developed January – June 2002	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	76	571	2	19	78	590	-	-
Argentina	6	69	-	-	6	69	-	-
Austria	2	18	-	-	2	18	-	-
Czech Republic	1	8	-	-	1	8	1	14
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
India	2	5	2	7	4	12	-	-
Italy	9	92	2	29	11	121	-	-
Korea	5	55	2	14	7	69	1	10
Malaysia	6	44	-	-	6	44	-	-
New Zealand	15	88	-	8	15	96	-	-
Singapore	9	64	-	-	9	64	-	-
Taiwan	1	17	1	16	2	33	3	27
Thailand	9	79	-	-	9	79	-	-
United Kingdom	35	354	2	19	37	373	3	29
Total	**182**	**1,518**	**11**	**112**	**193**	**1,630**	**8**	**80**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Half-Year to Dec 2001			Half-Year to Dec 2000		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	**Gross Box Office**	**100%**	**Village Share**	**Gross Box Office**	**100%**	**Village Share**
Australia	142,129	34,709	12,733	111,112	25,953	9,544
Asia/New Zealand	146,631	44,468	21,082	115,436	32,579	15,129
Europe	192,176	41,569	19,728	142,907	39,236	18,491
South America	21,539	9,754	5,364	26,085	11,196	6,158
Total	**502,475**	**130,500**	**58,907**	**395,540**	**108,964**	**49,322**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Australasia

Australia and New Zealand admissions for the first half were up significantly following a run of solid product and an excellent December. The Olympics had impacted the previous half-year attendances.

The Fountain Gate, Melbourne site opened very successfully in this half and four new Village Force sites have been announced for the Auckland region.

Fiji has seen a return to a relatively stable political and cultural climate, which has been reflected in improved trading results in the current financial year.

Europe

The United Kingdom performed in line with expectations and enjoyed excellent December trading. The overall performance of the United Kingdom has been impacted by the costs of restructuring which should result in better operating margins going forward.

Following the buyout of the local partner, Greece is now a 100% owned Village territory. First half attendances have been disappointing due to local distributors delaying the release of several high profile films over the summer period. Despite this the territory continues to be very profitable and a strong product line up should result in improved second half admissions.

In Italy two new sites opened well during the six month period to December 2001. Italy has suffered from the same summer issues as Greece but is now trading well and will outperform the results for 2001 in this current financial year.

South America

The continuing unstable political and economic conditions together with high unemployment in Argentina continue to adversely affect the results of this territory. Offsetting this to some degree is the implementation of cost savings during the period under review.

In January, Village's associate entity in Argentina, Village Cinemas SA, was required to reflect a substantial non-cash exchange loss reflecting the devaluation of the Argentine peso against the US dollar. Village's share of this loss is A$18.9 million, which will be reflected as a significant item in the results for the second half of the 2002 financial year. Full details of this impact are contained in the subsequent event note in the Stock Exchange Release.

The external debt of Village Cinemas SA is currently in the process of being reduced from the 31 December 2001 balance of US$62 million to US$45 million.

Asia

South Korea again delivered outstanding returns. The impact of increased competition has been less than expected and high occupancy levels are still being achieved. Admissions for every site in the circuit were up on prior year. New developments continue our expansion in this territory with Myungdong opening strongly in December and another site on track to open prior to June 2002.

Taiwan attendances and profitability has been impacted by the economic recession existing in that country and the high levels of piracy. This has been further exacerbated by a typhoon season, which has caused widespread damage, particularly to the public transport systems.

Thailand's contribution has improved significantly on the prior year partly due to the release of a local film which has been the most successful film in Thai cinema history.

Development

Capital expenditure for the division for the half-year was $37 million. Over the first 6 months of the year the group opened 112 screens across 11 sites mainly in Asia and Europe. In the second half of the financial year it is expected that a further 80 screens in 8 sites will be opened.

Radio

Austereo's results for the 6 months to 31 December 2001 exceeded forecasts included in the prospectus. Austereo's before tax profit of $47.3 million for the half compares to a prior period result of $45.4 million profit.

The result was achieved despite difficult conditions for all media, along with new competition

Austereo achieved an under 40 audience reach in its markets of over 50% as at the last survey in the reporting period. (ACNielsen Survey 8, December 2001). The 18 - 39 age group share was 49.7%. Austereo's broader audience reach is underlined by its 38.5% share of the 25-54 group.

Despite the slower revenue conditions, Austereo achieved in excess of 50% of revenue market share, which was a record for the Group.

Austereo exercised tight management controls for the period and is continuing to explore strategies for continued cost efficiencies. EBITDA for the period was $57.4 million, compared to $56.1 million in the previous corresponding period.

Simon Richards Group turned around the previously underperforming Sydney operations and achieved sound revenue gains in the Melbourne headquarters. Eye Shop, the mall media concern, continued to strengthen with sales significantly increasing against the previous six-month period.

The Malaysian five-network joint venture grew in strength, with the stations leading in most market performance areas. Sales were in excess of 60% of the total radio advertising market and Malaysian commercial radio continued to grow as a percentage of total advertising spend. Audience levels are now over 6.9 million a week.

In the UK, Austereo's recent move into UKRD has seen some early gains in certain stations targeted by Austereo for special programming attention. Despite a flat UK media market, UKRD has shown early signs of sales growth.

The Austereo investment in Village FM in Athens has seen an audience increase of 54% in the first official survey of the reprogrammed FM station.

Austereo has continued to drive non-traditional revenue (NTR) opportunities to enhance both bottom line and the respective station brands. The NTR strategy also more closely engages the group's audiences. Austereo Live, a concert division, successfully launched the Rumba concerts, which attracted over 90,000 people in Melbourne and Sydney. Plans have been announced to rollout the concept across all mainland capital cities. Another concert stream, M one, will appeal to Triple M audiences.

Production

The production division's contribution to the group fell due to the number of films produced during the period. The division reported a profit before tax and discontinuing items of $16.5 million. This compares to a contribution of $36.9 million for the half year to 31 December 2000.

The division develops, produces and distributes pictures across a range of budgets and genres that are released widely in the United States and international markets. The division will continue to produce around 8 to 10 films per annum, positioning it as one of the more successful and prolific independent production groups in the industry.

Films released over the year included *Hearts in Atlantis, Don't Say a Word, Training Day, Ocean's 11* and *The Majestic. Ocean's 11* has grossed US$410 million to date, making it the 2nd biggest grossing Warner Bros. film in history.

The huge growth world wide in the sale of DVD players is also giving the Company a real lift in revenue with sales from such strong library titles as *Analyse This*, *The Matrix*, *Miss Congeniality* and *Swordfish.*

It is expected that around 7 – 9 movies will be released over the 2002 calendar year including: *Queen of the Damned, Eight Legged Freaks, Showtime* and *The Adventures of Pluto Nash.* The range of titles to be released over the year combined with the projects in development will assist in maintaining the division's contribution in the year ahead.

Village Roadshow has now decided to make a significant commitment to the future of the Film Production Division. It has the highest tangible growth potential of all divisions.

The Production business is increasingly one of "franchises" which are the movie equivalent of a hit series in television. The Company is strongly positioned with *The Matrix* and *Cats & Dogs* franchises given the extraordinary global success of the *Harry Potter* and *Lord of the Rings* franchises. These titles underpin our confidence especially as to the prospects for *Matrix Reloaded* and *Matrix ...The Revolutions,* currently in production and scheduled for release in May & November respectively next year.

Village Roadshow Films (BVI), an affiliate of VRL, which provides the funding to the group's production activities, is also dependant upon, and currently operates in an increasingly conservative US banking environment. The VRL Board, having regard to these changing circumstances and the very immediate future potential of the next 18 months, believe it is required and prudent to make an interest bearing US$50m loan to its affiliate thereby reinforcing the division's financial strength. Whilst this is a change from the previous financial approach to production, it is in accord with the historically conservative financial philosophy of Village Roadshow. The Board believes that the result of this support is to ensure the longer-term continuity of the profitable VRP franchise of pictures.

Theme Parks

The theme park division had another successful period notwithstanding the impact of September 11 and the collapse of Ansett. Theme Parks contribution to profit before tax was $6.1 million for the half, compared to a contribution of $6.0 million for the period to 31 December 2000.

Overall attendances at the parks increased 7.7 per cent over the period due to local and interstate Australian visitors. This segment grew by 13.1 per cent compared to a reduction in international visitors of 5.0 per cent. The increase in domestic Australian visitors was influenced by continued weakness in the Australian dollar which has discouraged offshore holidays by Australian residents and a return of tourists to the Gold Coast.

The last three months of the period saw a marked downturn in international attendances as expected. The greatest impact was at Sea World and Warner Bros. Movie World where international attendances were both down on the previous corresponding period. The outlook for international tourism remains somewhat uncertain following the terrorist attacks and economic uncertainty in a number of key markets. The return to historical trends for international tourism provides considerable future upside.

Sea World recorded another very good period and continued to be buoyed by the success of the Polar Bear Shores attraction. Attendances were up 12.0 per cent with admission revenue accounting for the majority of the improved bottom line. Consistent with the increased proportion of domestic visitors, retail sales and food and beverage revenues only increased modestly over the period.

Attendances at Warner Bros. Movie World were slightly higher for the period increasing by 2.5 per cent compared to the six months ending 31 December 2000. Lower international attendances at the park were accompanied by weaker merchandise and food and beverage sales. A reduction in overheads partially offset the lower returns. Scooby Doo's Spooky Castle, a $15 million dark ride, is due to open in June 2002.

Wet 'n' Wild continues to perform well with attendances for the period up 8.8 per cent. Over 90 per cent of attendances at Wet 'n' Wild are from domestic visitors.

Warner Roadshow Studios operated near capacity for the half year and are likely to continue to operate at those levels into the second half.

Sea World Nara's returns were close to budget although a drop in Asian (particularly Japanese and Taiwanese) tourists impacted returns.

Offer for Sea World Property Trust

On 22 December 2001, Village Roadshow and Warner Bros. ("the Bidders") made an offer to unit holders in Sea World Property Trust for the units the partners did not already own. The 90 cent per unit offer was successful and the Bidders announced that they had proceeded to compulsorily acquire the remaining units on 11 February 2002.

Distribution

The distribution division recorded a slightly lower contribution for the period. Strong returns from the distribution of videos and DVDs continued and was supported by a better half from theatrical.

Returns from theatrical distribution improved with the strengthening of attendances in cinema exhibition during the half driven by strong product culminating in the November release of *Harry Potter & The Philosopher's Stone*. This trend is continuing with the powerful Box Office of *Lord of the Rings* and *Ocean's 11*.

Roadshow Entertainment's strongest performing sector continued to be retail with good performance from *Swordfish*, *Chocolat* and *Exit Wounds*. *The Wiggles*, *Hi5* and *Bob the Builder* performed well again demonstrating the benefits of a mixed product offering. DVD sales continue to escalate with Roadshow's entire catalogue performing well.

Other Businesses

Other businesses primarily includes the Leisure division (Intencity) and corporate operations. Leisure had an improved performance for the half year which, together with increased interest income from corporate operations led to a smaller loss in this area than the previous six month period.

***A copy of this release can also be found at* <u>www.villageroadshow.com.au</u>**

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half Yearly Report

Introduced 1/7/2000, Amended 30/9/2001.

Name of entity

Village Roadshow Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
43 010 672 054	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities – continuing operations *(item 1.1)*	Up	16%	To	407,371
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members - continuing operations *(item 1.20)*	Down	33%	To	46,946
Profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.23)*	Down	35%	To	45,182
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of	--		--
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	100%	To	45,344

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* - *Ords*	N/A	N/A
- Prefs	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	Nil	Nil
Previous Corresponding Period:		
Final dividend *(Preliminary final Report - item 15.5)* - *Ords*	N/A	N/A
- Prefs	N/A	N/A
Interim dividend *(Half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
N/A

Consolidated profit and loss account

		Current period $A'000	Previous corresponding period $A'000
	Continuing operations		
1.1	Revenues from ordinary activities	407,371	351,253
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(328,187)	(268,516)
1.3	Borrowing costs	(12,925)	(19,463)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	10,499	12,339
1.5a	**Profit (loss) from ordinary activities before tax**	**76,758**	**75,613**
1.6a	Income tax on ordinary activities *(see note 4)*	17,165	6,626
1.7a	Profit (loss) from ordinary activities after tax	59,593	68,987
1.8a	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9a	Net Profit (loss)	59,593	68,987
1.10a	Net Profit (loss) attributable to outside +equity interests	14,411	--
1.11a	**Net Profit (loss) for the period attributable to members - continuing operations**	**45,182**	**68,987**
	Discontinuing operations *(see pages 22 & 23 for full details)*		
1.5b	**Profit (loss) from ordinary activities before tax**	**162**	**(46,367)**
1.6b	Income tax on ordinary activities *(see note 4)*	--	--
1.7b	Profit (loss) from ordinary activities after tax	162	(46,367)
1.8b	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9b	Net Profit (loss)	162	(46,367)
1.10b	Net Profit (loss) attributable to outside +equity interests	--	--
1.11b	**Net Profit (loss)for the period attributable to members – discontinuing operations**	**162**	**(46,367)**
1.11	**Net profit (loss) for the period attributable to members**	**45,344**	**22,620**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	100,878	87,018
1.13	Net profit (loss) attributable to members *(item 1.11)*	45,344	22,620
1.14	Net transfers to and from reserves	--	--
1.15	Net effect of changes in accounting policies	--	--
1.16	Dividends and other equity distributions paid or payable	202	61
1.17	**Retained profits (accumulated losses) at end of financial period**	**146,424**	**109,699**

Profit restated to exclude amortisation of goodwill – continuing operations

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests *(item 1.7a)* and amortisation of goodwill – continuing operations	61,357	70,257
1.19	Less (plus) outside +equity interests	14,411	--
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members – continuing operations**	**46,946**	**70,257**

Profit (loss) from ordinary activities attributable to members – continuing operations

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax *(item 1.7a)*	59,593	68,987
1.22	Less (plus) outside +equity interests	14,411	--
1.23	**Profit (loss) from ordinary activities after tax, attributable to members – continuing operations**	**45,182**	**68,987**

Revenue and expenses from ordinary activities - continuing operations (Items 1.1 & 1.2)

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

	Current period $A'000	Previous corresponding period $A'000 #
1.24 Details of revenue and expenses:		
Revenues from ordinary activities - continuing operations:		
Sales revenue	354,445	319,257
Commissions/fees	12,502	10,060
Interest received	13,979	11,222
Sale of non-current assets	10,403	920
Rental income	3,992	520
Other income	12,050	9,274
Total Revenues from ordinary activities - continuing operations	407,371	351,253
Expenses from ordinary activities - continuing operations:		
Employee expenses	82,994	#
Cost of Goods Sold	8,038	#
Occupancy expenses	61,719	#
Film hire and other film expenses	60,101	#
Depreciation and amortisation	28,750	#
Net book value of assets sold	10,197	#
Net foreign currency gain and losses	(5,057)	#
Deferred expenditure written off	1,497	#
Bad and doubtful debts	1,846	#
General and administration expenses	78,102	#
Total Expenses from ordinary activities - continuing operations	**328,187**	**268,516**

Comparative numbers not presented due to change in accounting standard first applied 30 June 2001.

Calculation of Income tax on ordinary activities (Item 1.6a & 1.6b)

	Current period $A'000	Previous corresponding period $A'000
Income tax attributable to reported profit from ordinary activities- continuing operations *(item 1.5a)*	23,027	25,708
Prior year adjustment	(953)	3,184
Non tax deductible expenses	319	452
Non-taxable income	(2,211)	(544)
Prior year losses not previously brought to account	(1,434)	(17,979)
After-tax equity profits included in pre-tax profit	(2,007)	(3,202)
After-tax partnership profits included in pre-tax profit	424	(993)
Income tax expense/(credit) – continuing operations	**17,165**	**6,626**
Income tax expense/(credit) – discontinuing operations	--	--
Total Income tax expense/(credit)	**17,165**	**6,626**

Intangible and extraordinary items – continuing Operations		Consolidated – current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	1,764	--	--	1,764
2.2	Amortisation of other intangibles	178	--	--	178
2.3	**Total amortisation of intangibles**	**1,942**	--	--	**1,942**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Significant items	Current year $A'000	Previous year $A'000
Profit (loss) from ordinary activities after tax – continuing operations (item 1.7a) contains the following specific items which are individually significant in explaining the financial performance of the group (previous year amounts are items classified as 'abnormal' under superseded accounting standards)	--	--
	--	
Total profit (loss) from significant items before tax	--	--
Related tax	--	--
Total profit (loss) from significant items after tax	--	--

Reconciliation of Profit from Continuing Operations excluding Significant/Abnormal Items	Current year $A'000	Previous year $A'000
Net Profit (loss) for the period attributable to members - continuing operations (item 1.11a)	45,182	68,987
Less: Significant/Abnormal Items after tax (see above)	--	--
Net Profit (loss) excluding Significant/Abnormal items for the period attributable to members - continuing operations	**45,182**	**68,987**

	Comparison of half year profits – continuing Operations *(Preliminary final report only)*	Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations reported for the *1st* half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations for the *2nd* half year	N/A	N/A

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	313,315	303,294	75,483
4.2	Receivables	218,089	207,368	216,429
4.3	Investments	--	--	27,678
4.4	Inventories	2,961	3,158	3,392
4.5	Other (includes production work in progress)	35,641	33,014	34,403
4.6	**Total current assets**	**570,006**	**546,834**	**357,385**
	Non-current assets			
4.7	Receivables	269,714	283,817	240,662
4.8	Investments (equity accounted)	373,400	366,023	362,623
4.9	Other investments	18,816	14,763	13,159
4.10	Inventories	--	--	--
4.11	Exploration and evaluation expenditure capitalised	--	--	--
4.12	Development properties (+mining entities)	--	--	--
4.13	Other property, plant and equipment (net)	425,369	374,768	478,172
4.14	Intangibles (net)	51,985	44,595	45,927
4.15	Other (see below)	503,628	485,418	566,640
4.16	**Total non-current assets**	**1,642,912**	**1,569,384**	**1,707,183**
4.17	**Total assets**	**2,212,918**	**2,116,218**	**2,064,568**
	Current liabilities			
4.18	Payables	271,261	229,749	180,207
4.19	Interest bearing liabilities	18,963	17,752	18,407
4.20	Provisions	47,598	81,614	20,944
4.21	Other (includes unearned income – partially offset by other current assets relating to film production)	10,194	11,745	16,046
4.22	**Total current liabilities**	**348,016**	**340,860**	**235,604**
	Non-current liabilities			
4.23	Payables	66,059	75,490	52,967
4.24	Interest bearing liabilities -	293,742	300,435	538,961
	- convertible notes	34,065	33,973	35,871
4.25	Provisions	85,344	73,026	63,231
4.26	Other (includes unearned income)	84,821	67,160	53,368
4.27	**Total non-current liabilities**	**564,031**	**550,084**	**744,398**
4.28	**Total liabilities**	**912,047**	**890,944**	**980,002**
4.29	**Net assets**	**1,300,871**	**1,225,274**	**1,084,566**
	Equity			
4.30	Capital/contributed equity -	933,019	923,067	921,113
	- convertible notes	14,866	14,866	14,866
4.31	Reserves	54,852	45,299	38,888
4.32	Retained profits (accumulated losses)	146,424	100,878	109,699
4.33	Equity attributable to members of the parent entity	1,149,161	1,084,110	1,084,566
4.34	Outside +equity interests in controlled entities	151,710	141,164	–
4.35	**Total equity**	**1,300,871**	**1,225,274**	**1,084,566**

4.36	Preference capital included as part of 4.33	**629,942**	**619,276**	**617,275**

Other non-current assets (Item 4.15)

	At end of Current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Sites under construction	2,995	8,575	8,074
Pre-opening costs on sites opened	--	--	34,730
- Accumulated amortisation	--	--	(11,252)
Deferred expenditure	14,372	12,114	61,636
- Accumulated amortisation	(2,759)	(2,764)	(14,816)
Operating rights/licences	--	--	20,876
- Accumulated amortisation	--	--	(11,231)
Capitalised borrowing costs	--	--	17,589
- Accumulated amortisation	--	--	(6,373)
Radio licences (refer note 1 below)	472,205	461,108	454,663
- Accumulated amortisation	(450)	(300)	(150)
Future income tax benefit	10,904	--	--
Other (including security deposits/ prepayments)	6,361	6,685	12,894
Total Gross	506,837	488,482	610,462
Total accumulated amortisation	(3,209)	(3,064)	(43,822)
Total Other Non-Current Assets	**503,628**	**485,418**	**566,640**

1. As at 31 December 2001, the Directors of Austereo Group Limited valued Radio Licences at $934.3 million, based mainly on an independent review by a qualified valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at cost.

5. Exploration and evaluation expenditure capitalised & 6. Development properties - N/A

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	425,487	392,088
7.2	Payments to suppliers and employees	(312,501)	(267,665)
7.3	Dividends received from associates	5,078	1,729
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	14,039	11,443
7.6	Interest and other costs of finance paid	(12,698)	(21,843)
7.7	Income taxes paid	(10,270)	--
7.8	Other (partnership profits, exchange profits)	(1,413)	2,923
7.9	**Net operating cash flows**	**107,722**	**118,675**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(45,708)	(109,767)
7.11	Proceeds from sale of property, plant and equipment	10,402	920
7.12	Payment for purchases of equity investments	(30,416)	(20,063)
7.13	Proceeds from sale of equity investments	--	--
7.14	Loans to other entities	(45,374)	(58,835)
7.15	Loans repaid by other entities	66,927	56,074
7.16	Other (development costs, invest. in films, security deposits and radio licence ($11.1m))	(15,224)	(5,042)
7.17	**Net investing cash flows**	**(59,393)**	**(136,713)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	9,952	7,201
7.19	Proceeds from borrowings	36,858	113,604
7.20	Repayment of borrowings	(44,367)	(56,736)
7.21	Dividends paid	(40,751)	(40,411)
7.22	Other (provide details if material)	--	--
7.23	**Net financing cash flows**	**(38,308)**	**23,658**
7.24	**Net increase (decrease) in cash held**	**10,021**	**5,620**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	303,294	69,863
7.26	Exchange rate adjustments to item 7.25.	--	--
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**313,315**	**75,483**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous Corresponding Period $A'000
8.1	Cash on hand and at bank	41,286	69,369
8.2	Deposits at call	272,029	6,114
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	**313,315**	**75,483**

	Ratios	Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax - continuing operations *(item 1.5a)* as a percentage of revenue - continuing operations *(item 1.1)*	18.8%	21.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.11a)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	3.9%	6.4%

	Earnings per security (EPS)	Current period	Previous Corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share:*		
	Basic EPS [1,3]	13.81 c	4.43 c
	Total EPS [2]	9.49 c	4.81 c
	Basic EPS (excluding discontinuing operations)	13.74 c	24.07 c
	Total EPS (excluding discontinuing operations)	9.45 c	14.67 c
	Weighted Average Number of shares:		
	Ordinary Shares	235,953,661	236,087,727
	Total Shares	478,041,021	470,290,411

1. Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
2. Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
3. Diluted EPS is not materially different to Basic EPS.

	NTA backing *(see note 7)*	Current Period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.31	$2.20

Details of specific receipts/outlays, revenues/expenses from continuing operations

		Current period $A'000	Previous corresponding period $A'000
12.1	Interest revenue included in determining item 1.5a	13,979	11,222
12.2	Interest revenue included in item 12.1 but not yet received (if material)	--	--
12.3	Interest costs excluded from borrowing costs capitalised in asset values	527	1,288
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	--	--
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	26,808	36,665
12.6	Other specific relevant items not shown in item 1.24 (see note 15)	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per Security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year - Ords	N/A	N/A	N/A
	Prefs	N/A	N/A	N/A
15.5	Previous year - Ords	N/A	N/A	N/A
	Prefs	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	Nil	N/A	N/A
15.7	Previous year	Nil	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period $A'000
15.10	+Ordinary securities	--	--
15.11	Preference +securities	--	--
15.12	Other equity instruments	--	--
15.13	**Total**	--	--

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan (DRP)

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A
Any other disclosures in relation to dividends (distributions)	N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period $A'000*
16.1	Profit (loss) from ordinary activities before income tax	15,957	16,092
16.2	Income tax on ordinary activities	5,458	3,753
16.3	Profit (loss)from ordinary activities after income tax	10,499	12,339
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	10,499	12,339
16.6	Outside+ equity interests	--	--
16.7	**Net profit (loss) attributable to members**	**10,499**	**12,339**

* The previous corresponding period has been updated to include the results of joint venture entities which were previously disclosed as other material interests.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to operating profit (loss) after tax (item 1.14)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(114)	(101)
Cinemax SA [3]	--	50.00%	(15)	(184)
City Entertainment Corp Ltd	--	--	--	112
CJV Company Ltd	50.00%	50.00%	4,883	3,842
Entertain Golden Village Co Ltd	49.90%	49.90%	(32)	(823)
Golden Harvest (Entertainment) Holdings Ltd	--	--	--	1,424
Roadshow Distributors Pty Ltd	50.00%	50.00%	161	(533)
Roadshow Unit Trust	50.00%	50.00%	1,204	2,603
Sea World Property Trust	42.85%	34.25%	3,809	2,186
Staging Connections (Vic) Pty Ltd	--	25.00%	--	(13)
Tri-Village Developments BV	50.00%	50.00%	4	--
Village Cinemas SA [2]	55.00%	55.00%	(1,842)	(3,254)
Village Nine Leisure Operations (M) Sdn. Bhd. [1]	--	40.00%	--	1,522
Village Roadshow Greece SA [3]	--	50.00%	(9)	722
Warner Village Cinemas SPA	45.00%	45.00%	(1,466)	(420)
Warner Village Exhibition Ltd	49.99%	49.99%	3,920	2,394
Warner Roadshow Film Distributors Greece SA	50.00%	50.00%	349	(26)
Warner Village (Design & Build) Limited	50.00%	50.00%	579	--
Priya Village Roadshow Limited	40.00%	40.00%	223	117
Other	N/A	N/A	258	(151)
			11,912	**9,417**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	141	15
Movie World Enterprises Partnership	50.00%	50.00%	990	1,072
Sea World Aviation Partnership	50.00%	50.00%	(6)	34
Sea World Enterprises Partnership	50.00%	50.00%	446	432
Tasmanian Cinemas Partnership	50.00%	50.00%	(244)	(23)
Staging Connections Partnerships	--	25.00%	--	519
Unison Productions Partnership	--	50.00%	--	439
Warner Village Exhibition Management P/ship.	50.00%	50.00%	(3,029)	36
Warner Village Cinema Management P/ship.	50.00%	50.00%	161	398
Other	N/A	N/A	128	--
			(1,413)	**2,922**
17.2 Total			**10,499**	**12,339**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Effective 1/7/2000, the group increased its ownership of Village Nine Leisure Operations (M) Sdn. Bhd. From 40% to 100%, at which point that company became a controlled entity and was consolidated. This resulted in a profit of $1.5 million in relation to the cessation of equity accounting.
2. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
3. Effective 13/7/2001, the group acquired the remaining 50% of the shares in Cinemax SA & Village Roadshow Greece SA, and from that date onwards consolidated both entities.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares**	250,877,423	250,877,423		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 12,190,652 (1,519,390)	 12,190,652 (1,519,390)		
18.3	**+Ordinary securities**	235,845,882	235,845,882		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 Nil (241,845)	 Nil (241,845)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	704,650	Nil	US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil 3,000	 Nil Nil	 N/A	 N/A
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares** 2,000,000 2,000,000 2,000,000			*Exercise Price* $3.00 $4.00 $5.00	*Expiry Date (if any)* 30/11/2007 30/11/2007 30/11/2007
18.8	Issued during current period	Nil	Nil		
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(totals only)*	N/A			
18.12	**Unsecured notes** *(totals only)*	N/A			

Reporting by Industry Segments

	Current period $A'000	Prev. corresp. Period $A'000
Revenue from outside customers – continuing operations		
Exhibition	184,551	122,765
Theme parks	12,187	11,728
Radio	137,716	137,225
Production	46,786	69,822
Other	36,630	22,052
Total revenue from outside customers – continuing operations (refer note 1 below)	**417,870**	**363,592**
Operating profit before tax – continuing operations		
Exhibition (refer note 2 below)	8,628	(5,538)
Theme parks	6,111	5,982
Radio	47,253	45,369
Production	16,453	36,881
Other	(1,687)	(7,081)
Total operating profit before tax – continuing operations	**76,758**	**75,613**
Total assets		
Assets relating to continuing operations:		
Exhibition	902,103	922,708
Theme parks	98,490	92,282
Radio	608,617	574,843
Production	331,645	156,351
Other	234,404	160,296
Total assets – continuing operations	2,175,259	1,906,480
Assets relating to discontinuing operations	37,659	158,088
Total assets	**2,212,918**	**2,064,568**

Note 1: Reconciliation of Segment Revenue:

Revenues from ordinary activities (item 1.1)	407,371	351,253
Share of net profit (loss) of associates & joint venture entities (item 1.4)	10,499	12,339
Total revenue – as disclosed in Segment Note above	**417,870**	**363,592**

Note 2: Income tax expense included in operating profit before tax:

Exhibition segment operating profit before tax includes tax expense of associates/partnerships of:	3,794	2,415

Reporting by Geographic Segments

	Current period $A'000	Prev. corresp. period $A'000
Revenue from outside customers – continuing operations		
Australia	261,129	231,748
United States	1,616	984
British Virgin Isles	42,291	66,101
New Zealand	15,440	8,365
Asia	9,062	6,954
South America	(1,836)	(3,418)
Europe	90,168	52,858
Total revenue from outside customers – continuing operations (refer note 1 below)	**417,870**	**363,592**
Operating profit before tax – continuing operations		
Australia	50,358	34,444
United States	(937)	(5,896)
British Virgin Isles	20,379	36,438
New Zealand	1,048	(398)
Asia	7,536	6,835
South America	(1,836)	(3,418)
Europe	210	7,608
Total operating profit before tax – continuing operations	**76,758**	**75,613**
Total assets		
Assets relating to continuing operations:		
Australia	1,316,517	1,094,684
United States	8,185	14,502
British Virgin Isles	101,535	97,861
New Zealand	29,906	34,899
Asia	95,143	100,651
South America	77,787	70,698
Europe	546,186	493,185
Total assets – continuing operations	2,175,259	1,906,480
Assets relating to discontinuing operations	37,659	158,088
Total assets	**2,212,918**	**2,064,568**

Details of Discontinuing Operations – Current Period

During the year ended 30 June 2001, the economic entity's cinema operations in Germany, Austria, France, Switzerland, Hungary and Malaysia, and old film production activities not related to the ongoing film production activities, were either sold, determined by the Board of Directors to be for sale, or ceased. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with Accounting Standard AASB 1042: Discontinuing Operations. The results of discontinuing cinema operations are included in the European and Asian geographic segment and Exhibition industry segment, and the results of discontinuing old production operations are included in the Australian and USA Geographic segments and the Production industry segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Germany Current period $A'000	Austria Current period $A'000	Switzerland Current period $A'000	Hungary Current period $A'000	France Current period $A'000	Malaysia Current period $A'000	Total Exhibition Current period $A'000	Production Current period $A'000	Total Group Current period $A'000
Financial Performance Information									
Sales revenue	--	5,802	--	--	--	--	5,802	--	5,802
Other revenue	2,424	73	--	6,108	--	--	8,605	1,783	10,388
Interest expense	13	--	--	--	--	--	13	--	13
Other expenses	2,581	8,009	(58)	6,241	(290)	--	16,483	(468)	16,015
Operating profit (loss) from discontinuing operations before tax	(170)	(2,134)	58	(133)	290	--	(2,089)	2,251	162
Cashflow Information									
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:									
Net operating cashflows	2,926	(727)	--	(84)	--	--	2,115	(726)	1,389
Net investing cashflows	(7,440)	(1,126)	--	(3,322)	--	--	(11,888)	--	(11,888)
Net financing cashflows	1,904	1,853	--	3,640	--	--	7,397	--	7,397
Total net cashflows	(2,610)	--	--	234	--	--	(2,376)	(726)	(3,102)
Financial Position/Other Information									
Assets – carrying amount at balance date	28,140	--	--	9,519	--	--	37,659	--	37,659
Liabilities at balance date	15,776	2,981	--	--	--	--	18,757	4,358	23,115
Net Assets at balance date	12,364	(2,981)	--	9,519	--	--	18,902	(4,358)	14,544
Net Assets disposed of or written-down	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Selling price of net assets disposed	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Profit/(Loss) on disposal/write-down of net assets	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tax expense (credit) relating to the disposal/write-down of net assets	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Details of Discontinuing Operations – Previous Corresponding Period

	Germany Previous corresponding period $A'000	Austria Previous corresponding period $A'000	Switzerland Previous corresponding period $A'000	Hungary Previous correspondin g period $A'000	France Previous correspondin g period $A'000	Malaysia Previous corresponding period $A'000	Total Exhibition Previous corresponding period $A'000	Production Previous corresponding period $A'000	Total Group Previous corresponding period $A'000
Financial Performance Information									
Sales revenue	15,940	4,118	4,079	--	3,775	--	27,912	1	27,913
Other revenue	28,900	34	750	7,088	169	--	36,941	79	37,020
Interest expense	72	--	--	133	376	--	581	--	581
Other expenses	68,030	5,924	7,005	6,602	6,205	--	93,766	16,953	110,719
Operating profit (loss) from discontinuing operations before tax	(23,262)	(1,772)	(2,176)	353	(2,637)	--	(29,494)	(16,873)	(46,367)
Cashflow Information									
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:									
Net operating cashflows	(18,198)	(2,536)	791	(371)	(63)	--	(20,377)	13	(20,364)
Net investing cashflows	8,681	(925)	(2,922)	6,332	4,832	--	15,998	--	15,998
Net financing cashflows	9,805	2,391	2,989	(6,365)	(5,205)	--	3,615	--	3,615
Total net cashflows	288	(1,070)	858	(404)	(436)		(764)	13	(751)
Financial Position/Other Information									
Assets – carrying amount at balance date	49,245	14,124	34,693	21,699	35,266	--	155,027	3,061	158,088
Liabilities at balance date	--	2,375	25,131	4,313	15,621	--	47,440	3,945	51,385
Net Assets at balance date	49,245	11,749	9,562	17,386	19,645	--	107,587	(884)	106,703
Net Assets disposed of or written-down	49,245	N/A	N/A	N/A	N/A	N/A	49,245	N/A	49,245
Selling price of net assets disposed	27,973	N/A	N/A	N/A	N/A	N/A	27,973	N/A	27,973
Profit/(Loss) on disposal/write-down of net assets	(21,272)	N/A	N/A	N/A	N/A	N/A	(21,272)	N/A	(21,272)
Tax expense (credit) relating to the disposal/write-down of net assets	--	N/A	N/A	N/A	N/A	N/A	--	N/A	--

Reported EBITDA analysis – continuing operations

	Current period $A'000	Previous corresponding period $A'000
Reported EBITDA by business		
Exhibition	35,161	29,410
Theme Parks	9,240	9,169
Radio	57,383	56,058
Distribution	4,223	3,166
Production	14,377	34,174
Other (includes corporate overheads)	(8,528)	(7,373)
Total	**111,856**	**124,604**
Calculation of Reported EBITDA		
Operating profit before significant/abnormal items and tax	76,758	75,613
Add:		
Amortisation of intangibles	1,942	2,392
Depreciation and amortisation (excl. intangibles)	26,808	36,665
Production amortisation	(4,517)	(8,325)
Interest expense	12,925	19,463
Tax on equity profits (including unit trust distributions)	5,811	3,023
Tax on partnership profits	(354)	757
Goodwill on equity profits	1,128	1,032
Less:		
Interest income	(13,979)	(11,222)
Interest from exhibition partnership/associates	5,334	5,206
Reported EBITDA (before Minority Interests)	**111,856**	**124,604**

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresponding period $A'000
Australia	12,733	9,544
Asia/New Zealand	21,082	15,129
Europe	19,728	18,491
South America	5,364	6,158
Total	**58,907**	**49,322**

1 Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached Review of Operations

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

ARGENTINA

The Village Roadshow Ltd. group ("VRL") has a 55% owned Associated company in Argentina, Village Cinemas SA ("VCSA"), which is equity-accounted. Effective 8 January 2002, the Argentine Government officially devalued the Argentine Peso by approximately 29%, which subsequently increased to around 53% based on a market-determined exchange rate.

For assets & liabilities denominated in currencies other than Pesos, companies were required to re-state those assets & liabilities in their accounts to the converted Peso amounts, having regard to the devaluation. In the case of VCSA, the impact of this devaluation on their net liabilities denominated in US Dollars (mainly bank loans) was a non-cash foreign exchange loss of approximately 54 million Pesos.

VRL's share of this loss amounts to A$18.9 million which will be reflected through VRL's equity accounted profits in the month of January. As a consequence of reflecting this loss, VRL's carrying value of the investment in and loans to VCSA has reduced from A$77.4m as at 31 December 2001 to A$21.4m as at 8 January 2002. The reduction in carrying value in excess of the A$18.9m loss relates to the foreign currency translation reserve movements, which have reversed by A$37.1m.

At this point in time the economic situation in Argentina is at its most volatile and hence VRL believes it is prudent to book the whole impact of the devaluation against its investment. The situation will continue to be monitored and future movements in the currency, whether positive or negative, could impact the profit result at 30 June 2002. If the devaluation of the peso at 30 June 2002 remains a material amount, the loss will be disclosed as a significant item in the VRL Group notes to the accounts.

SALE OF 50% OF RADIO NEWCASTLE PTY. LTD.

Effective 11 March 2002, Austereo Group Limited ("AGL") has sold 50% of its shareholding in Radio Newcastle Pty. Ltd., retaining a 50% investment.

The proceeds of $11.75m will result in an estimated profit before & after tax of $7m for the Village Roadshow Ltd. Group, before taking account of minority interests. The estimated profit for AGL will be around $6m, as AGL has a higher cost base for this entity as a result of the flotation in March 2001.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

As at 31 December 2001, the company has no franking credits available, as a result of paying out dividends franked to approximately 39% in November 2001. Assuming the ongoing receipt of fully or partly franked dividends from Austereo Group Limited in future, it is anticipated that dividends paid by the company in future will continue to be partly franked.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	N/A

Annual meeting *(Preliminary final report only)*

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 12 March 2002
(Company secretary)

Print name: PHILIP LEGGO

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.
2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.
3. **Consolidated profit and loss account**
   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and AASB 1018: Statement of Financial Performance.
   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).
4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.
Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*
6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.
7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.
8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.
9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.
10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.
11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASIC, must be given to ASX.
12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.
13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.
14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.
15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.
16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 12 March 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 11

BRIEF SUMMARY OF CONTENTS:

Half Yearly ASIC Accounts

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2001

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
HALF-YEAR FINANCIAL REPORT
DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2001.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
John R Kirby: B.Ec., CPA - Chairman
Robert G Kirby: B Comm. – Deputy Chairman (appointed 5 July 2001)
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B.Comm. (Hons), MBA, CPA, ASIA
Julian H. Beale: B. Eng. MBA (resigned 24 October 2001)
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon B. Arts, MBA

REVIEW AND RESULTS OF OPERATIONS ($'000)

Segment revenue for the group from continuing operations increased by 15% to $417,870, and profit from ordinary activities before tax from continuing operations increased by 2% to $76,758, compared to the previous corresponding period. Total assets of the group increased by 5% to $2,212,918 compared to 30 June 2001.

Summarised operating results are as follows:

	Segment Revenue from Continuing Operations	Profit from Ordinary Activities before Tax from Continuing Operations
	$'000	$'000
Exhibition	184,551	8,628
Theme parks	12,187	6,111
Radio	137,716	47,253
Production	46,786	16,453
Other	36,630	(1,687)
Totals	417,870	76,758
Australia	261,129	50,358
United States of America	1,616	(937)
British Virgin Isles	42,291	20,379
New Zealand	15,440	1,048
Asia	9,062	7,536
South America	(1,836)	(1,836)
Europe	90,168	210
Totals	417,870	76,758

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded off upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this class order applies.

Signed in accordance with a resolution of the directors.

J R Kirby
Director

Melbourne, 12 March 2002

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
HALF-YEAR ENDED 31 DECEMBER 2001

	Consolidated 2001 $'000	Consolidated 2000 $'000
CONTINUING OPERATIONS		
Profit from ordinary activities before income tax expense	76,758	75,613
Income tax expense	17,165	6,626
Net profit from continuing operations	59,593	68,987
Profit attributable to outside equity interest	14,411	-
Net profit attributable to members of the parent entity from continuing operations	**45,182**	**68,987**
DISCONTINUING OPERATIONS		
Profit (loss) from ordinary activities before income tax expense	162	(46,367)
Income tax expense	-	-
Net profit (loss) from discontinuing operations	162	(46,367)
Profit (loss) attributable to outside equity interest	-	-
Net profit (loss) attributable to members of the parent entity from discontinuing operations	**162**	**(46,367)**
Net profit attributable to members of Village Roadshow Limited	**45,344**	**22,620**
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Ltd and recognised directly in equity	9,552	25,461
Total changes in equity other than those resulting from transactions with owners as owners	54,896	48,081
Basic earnings per share	13.81c	4.43c
Basic earnings per share (excluding discontinuing operations)	13.74c	24.07c
Diluted earnings per share	13.80c	4.43c
Diluted earnings per share (excluding discontinuing operations)	13.73c	24.07c

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2001

	Consolidated 31/12/2001 $'000	Consolidated 30/6/2001 $'000
CURRENT ASSETS		
Total Current Assets	570,006	546,834
NON-CURRENT ASSETS		
Total Non-current Assets	1,642,912	1,569,384
Total Assets	2,212,918	2,116,218
CURRENT LIABILITIES		
Total Current Liabilities	348,016	340,860
NON-CURRENT LIABILITIES		
Total Non-Current Liabilities	564,031	550,084
Total Liabilities	912,047	890,944
Net Assets	1,300,871	1,225,274
EQUITY		
Total Equity	1,300,871	1,225,274

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CASH FLOWS
HALF-YEAR ENDED 31 DECEMBER 2001

	Consolidated 2001 $'000	Consolidated 2000 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Cash Flows From Operating Activities	107,722	118,675
CASH FLOWS USED IN INVESTING ACTIVITIES		
Net Cash Flows Used In Investing Activities	(59,393)	(136,713)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Net Cash Flows From (Used In) Financing Activities	(38,308)	23,658
Net Increase In Cash Held	10,021	5,620
Cash At Beginning Of Period	303,294	69,863
Cash At End Of Period	313,315	75,483

1. Basis of Preparation of the Financial Report

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated. This half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable AASB Accounting Standards including AASB 1029 Interim Financial Reporting and mandatory professional reporting requirements (UIG Consensus Views).

It is recommended that the half-year report is read in conjunction with the Annual Financial Report of Village Roadshow Limited as at 30 June 2001 together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2001 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period. This half year financial report includes condensed financial statements and does not include the all the notes to the financial statements which would normally be included in the annual financial report.

The consolidated entity has followed the same accounting policies for the half-year ended 31 December 2001 as it applied at 30 June 2001.

2. Significant Items

There are no individually significant items.

3. Major Changes in Debt and Equity Securities

During the period, the company paid $5.453 million in respect of shares bought back. The company received $15.405 million during the period from issuing A Class Preference shares.

The consolidated entity amortised debt in accordance with its loan agreements.

4. Changes to Composition of Entity

There were no changes in composition to the consolidated entity which had a material impact during the half year ended 31 December 2001.

5. Dividends

On 31 October 2001, Village Roadshow Limited paid a dividend of 7.175 cents per fully paid Ordinary share (franked to 2.817 cents per share) and a dividend of 10.175 cents per fully paid A Class Preference share (franked to 3.995 cents per share). This dividend had been provided in the consolidated financial statements at 30 June 2001.

On 29 October 2001, Austereo Group Limited, a controlled entity of the Village Roadshow Ltd. group, paid a 3.4 cents per share fully franked final dividend for 30 June 2001.

6. Segment Information

	Consolidated 2001 $'000	Consolidated 2000 $'000
Reporting by Business Segment		
Segment revenues – continuing operations:		
Exhibition	184,551	122,765
Theme Parks	12,187	11,728
Radio	137,716	137,225
Production	46,786	69,822
Other	36,630	22,052
Total segment revenues – continuing operations	417,870	363,592
Segment result – continuing operations:		
Exhibition	8,628	(5,538)
Theme Parks	6,111	5,982
Radio	47,253	45,369
Production	16,453	36,881
Other	(1,687)	(7,081)
Total segment result – continuing operations	76,758	75,613

7. Contingent Liabilities

Contingent liabilities at 31 December 2001 are not materially different from those disclosed in the 30 June 2001 accounts, except as follows:

(a) Estimated maximum amounts relating to specified contingent liabilities have increased from $1,238.6 million to $1,382.6 million, mainly in relation to:

- Unsecured long term joint & several operating lease commitments of joint ventures: 172.9 million
- Guarantees for secured credit facilities of associated entities: (33.8) million

(b) Estimated contingent liability specified in relation to a proposed adjustment by the Australian Taxation Office increasing the 1994 taxable income for the economic entity:

- the amount of $115 million (inclusive of culpability & late payment penalties) estimated in the 30 June 2001 accounts as a contingency has reduced to an amount of $85 million (inclusive of culpability & late payment penalties) as a contingency.

8. Discontinuing Operations

There have been no new discontinuing operations or significant changes since 30 June 2001 in the amount and timing of related cash flows.

9. Events Subsequent to Balance Date

ARGENTINA

The Village Roadshow Ltd. group ("VRL") has a 55% owned Associated company in Argentina, Village Cinemas SA ("VCSA"), which is equity-accounted. Effective 8 January 2002, the Argentine Government officially devalued the Argentine Peso by approximately 29%, which subsequently increased to around 53% based on a market-determined exchange rate.

For assets & liabilities denominated in currencies other than Pesos, companies were required to re-state those assets & liabilities in their accounts to the converted Peso amounts, having regard to the devaluation. In the case of VCSA, the impact of this devaluation on their net liabilities denominated in US Dollars (mainly bank loans) was a non-cash foreign exchange loss of approximately 54 million Pesos.

VRL's share of this loss amounts to A$18.9 million which will be reflected through VRL's equity accounted profits in the month of January. As a consequence of reflecting this loss, VRL's carrying value of the investment in and loans to VCSA has reduced from A$77.4m as at 31 December 2001 to A$21.4m as at 8 January 2002. The reduction in carrying value in excess of the A$18.9m loss relates to the foreign currency translation reserve movements, which have reversed by A$37.1m.

At this point in time the economic situation in Argentina is at its most volatile and hence VRL believes it is prudent to book the whole impact of the devaluation against its investment. The situation will continue to be monitored and future movements in the currency, whether positive or negative, could impact the profit result at 30 June 2002. If the devaluation of the peso at 30 June 2002 remains a material amount, the loss will be disclosed as a significant item in the VRL Group notes to the accounts.

SALE OF 50% OF RADIO NEWCASTLE PTY. LTD.

Effective 11 March 2002, Austereo Group Limited ("AGL") has sold 50% of its shareholding in Radio Newcastle Pty. Ltd., retaining a 50% investment.

The proceeds of $11.75m will result in an estimated profit before & after tax of $7m for the Village Roadshow Ltd. Group, before taking account of minority interests. The estimated profit for AGL will be around $6m, as AGL has a higher cost base for this entity as a result of the flotation in March 2001.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
DIRECTORS' DECLARATION

31 DECEMBER 2001

In accordance with a resolution of the directors of Village Roadshow Limited, I state that -

In the opinion of the directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2001 and the performance for the half-year ended on that date of the consolidated entity; and

   ii) comply with Accounting Standard AASB 1029:Interim Financial Reporting and the Corporations Act 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

J R Kirby
Director

Melbourne, 12 March 2002

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT REVIEW REPORT

To the members of Village Roadshow Limited

Scope

We have reviewed the financial report of Village Roadshow Limited for the half-year ended 31 December 2001, set out on pages 3 to 9, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising Village Roadshow Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia, statutory requirements and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of Village Roadshow Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Melbourne

Date: 12.3.02

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE
VRL000340

DATE : 13 March 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Sale of cinema interests in Thailand, Malaysia and India

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

13 March 2002

Village Roadshow Exits Thailand, Malaysia and India

Village Roadshow Limited today announced that it had reached agreement to sell its 50% interest in its Thailand circuit, which covers 79 screens across 9 sites. The purchaser is associated with Village Roadshow's joint venture partner in Thailand.

Village Roadshow further announced it had agreed to sell its 25% interest in its Malaysian circuit, which includes an interest in 44 screens across 6 sites. Village Roadshow has agreed to sell its share of the circuit to Tanjong Entertainment Sdn Bhd, Golden Harvest (its joint venture partners) and interests associated with Mr Robert Kwok.

Village Roadshow has also agreed to sell its 40% interest in its Indian cinema circuit to its joint venture partner in India. The joint venture operates 4 cinemas comprising 12 screens.

Managing Director Graham Burke commented, "I am very pleased to announce the sale of our interests in Thailand, Malaysia and India, which were territories identified for sale under our strategic review. Today, Village operates cinemas in 12 territories having successfully exited from eight, and we move a step closer to operating only in core territories where we have critical mass.

"We are now completing the restructure of our Exhibition division which will see us operating a more efficient and lean business. Our simplified operating and management structure is well in place and will drive the business to new successes. Our goal continues to be the pursuit of strong returns on funds employed from each territory we operate in."

The sales will be completed before the end of this financial year. The sale of Thailand will give rise to a small loss against the carrying value and the proceeds from the sale of Malaysia and India are in line with the book value of Village Roadshow's investment.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229